Exhibit 99.1

Press release

XPeng Announces Vehicle Delivery Results for April 2021

05/01/2021

•	5,147 vehicles delivered in April 2021, a 285% increase year-over-year

•	Year-to-date deliveries reached 18,487, a 413% increase year-over-year

GUANGZHOU, China—(BUSINESS WIRE)—XPeng Inc. (“XPeng” or the “Company”, NYSE: XPEV), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for April 2021.

XPeng delivered a total of 5,147Smart EVs in April 2021, representing a 285% increase year-over-year. The April deliveries consisted of 2,995 P7s, the Company’s sports smart sedan, and 2,152 G3s, its smart compact SUV. As of April 30, 2021, year-to-date deliveries reached 18,487 units, representing a 413% increase year-over-year.

The Company has expanded its product portfolio and started to deliver the P7 Wing edition and the lithium iron phosphate (LFP) battery-powered G3 in April. Delivery of LFP battery powered P7 will start in May as planned.

XPeng’s third production vehicle, the LiDAR-equipped P5 sedan, was unveiled in April and has received robust feedback for its market leading and user-centric features. The Company plans to launch the sales of P5 in the third quarter with deliveries in the fourth quarter 2021.

Also in April, the Company formed a strategic partnership with Zhongsheng Group, a leading automobile dealership group in China, to further expand its sales and services network while strengthening after-sales service capabilities. Zhongsheng Group will be investing in and operating authorized XPeng branded dealership outlets to provide smart EV sales and services, first to be launched in tier-1 and high-potential cities in China within 2021.

As part of its long-term strategic roadmap to embrace the auto sector’s transformation, the Company entered into a cooperation agreement in April with the City of Wuhan to build a new XPeng Motors Wuhan Smart EV Manufacturing Base in Wuhan with expected annual capacity of 100,000 units.

About Xpeng

Xpeng is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers in China. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, Xpeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. Xpeng is headquartered in Guangzhou, China, with offices in Beijing, Shanghai, Silicon Valley and San Diego. The Company’s Smart EVs are manufactured at plants in Zhaoqing and Zhengzhou, located in Guangdong and Henan provinces, respectively. For more information, please visit https://en.xiaopeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Xpeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Xpeng’s goal and strategies; Xpeng’s expansion plans; Xpeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; Xpeng’s expectations regarding demand for, and market acceptance of, its products and services; Xpeng’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Xpeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Xpeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

For Investor Enquiries:

IR Department

Xpeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1-212-481-2050 or +86-10-6508-0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

Xpeng Inc.

Tel: +852-9750-5170 or +86-1550-7577-546

Email: mariecheung@xiaopeng.com

Source: XPeng Inc.